SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: October 28, 2002

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a)	Amarin Corporation announces encouraging preliminary results of LAX-101 pivotal study in Huntington's Disease.


          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3
(Registration Statement No. 333-12642) of Amarin
Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3
(Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: October 28, 2002






                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4
Amarin Corporation announces encouraging preliminary results of LAX-101 pivotal study in Huntington's Disease























                                                 Exhibit
(a)






Contacts:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2440
Email: rick.stewart@amarincorp.com

Mike Coffee
President & Chief Operating Officer
Amarin Corporation plc
Phone: 415-389-4755
Email: mike.coffee@amarinpharma.com

		AMARIN CORPORATION ANNOUNCES ENCOURAGING PRELIMINARY
	     RESULTS OF LAX-101 PIVOTAL STUDY IN HUNTINGTON'S DISEASE


LONDON, United Kingdom, October 28, 2002 -- Amarin Corporation plc (NASDAQ:
AMRN) (Amarin) announced today the preliminary results of a Phase III study of LAX-101, an investigational, novel and proprietary product being developed for treating patients with Huntington's disease (HD).

The primary variable in the trial was the change over a one-year period in the Total Motor Score 4 (TMS-4) subscale of the Unified Huntington's Disease Rating Scale (UHDRS), the standard rating scale for trials in this disease. Preliminary results indicate that evaluable patients taking LAX-101 (the per protocol group) reached statistical significance when compared to placebo, using one of the analytical methods specified in the protocol. In addition, a majority of assessments representing the secondary endpoints, including total UHDRS score improvement, showed trends in favor of LAX-101 but did not reach statistical significance.

In the intent-to-treat group (all patients entering the study, including those who dropped out or did not comply with the protocol), preliminary results indicate that measurement of the TMS-4 primary variable did not reach significance, though trends toward improvement were observed and favored LAX-
101. LAX-101 was found to be well tolerated by patients throughout the trial. The incidence and types of adverse events reported were similar in the placebo and drug groups.

The results are from a multi-center, double-blind, randomized, placebo-controlled study of LAX-101, which enrolled 135 patients with HD at six sites, located in the United States, Canada, U.K. and Australia. These results are also consistent with findings in Phase II studies previously reported by Amarin in January 2002.

Rick Stewart, chief executive officer of Amarin, stated, "We are encouraged by the results of this trial and look forward to working closely with our partner Laxdale Ltd., who is in discussions with the U.S. Food and Drug Administration
(FDA) in relation to the findings."

LAX-101 has been granted Fast Track designation by FDA as well as having received Orphan Drug designation in the U.S. and in Europe. Amarin licensed the U.S. marketing rights from U.K.-based Laxdale Ltd.

Huntington's disease is an autosomal-dominant genetic disease that has been diagnosed in approximately 30,000 patients in the U.S. The gene for HD causes the formation of abnormal proteins due to multiple repeats in a segment of the DNA of affected patients. In the U.S. it is estimated that in addition to the approximately 30,000 patients with a clinical diagnosis of HD, there are an additional number of individuals with the HD gene who are pre-symptomatic, who will eventually develop the disease. Because HD generally strikes patients during their peak earning potential years (30-50 years old) and because patients with end-stage disease require continuous nursing care, often in institutions, the annual cost to the U.S. economy for HD has been estimated to be as high as $2.5 billion.

Amarin Corporation, plc is a specialty pharmaceutical company focused on neurology and pain management. The company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2001 or 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update these statements.